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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                              ___________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. ____________)*

                     AMERICAN MOBILE SATELLITE CORPORATION
                               (Name of Issuer)

                         COMMON STOCK $0.01 PAR VALUE
                        (Title of Class of Securities)

                                 02755 R-10-3
                                (CUSIP Number)

                            Noah Samara, as trustee
                       of XM Ventures, a Maryland trust
                          c/o WorldSpace Corporation
                              2400 N Street, N.W.
                            Washington, D.C. 20037
                           Attn:  Donald J. Frickel
                                 202-969-6160
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 7, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box


__________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
------------------------
  CUSIP NO. 02755 R-10-3
------------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Noah A. Samara, as trustee
      of XM Ventures, a Maryland trust (EIN: 52-699134)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MARYLAND
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             8,614,244*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              8,614,244*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,614,244*
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.9%*
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      TYPE OF REPORTING PERSON*
14
      00
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      * See "Item 5 - Interest in Securities of the Issuer."

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ITEM 1  Security And Issuer

     This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of American Satellite Mobile Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 10802 Parkridge Boulevard, Reston, VA 22091.

ITEM 2  Identity and Background

     This Statement is being filed by Noah A. Samara as trustee of XM Ventures. XM Ventures is an irrevocable grantor trust established under Maryland law on July 7, 1999. XM Ventures is hereinafter sometimes referred to as the "Trust". The 8,614,244 shares of the Issuer's Common Stock (the "Acquired AMSC Stock") to which this Statement relates are to be held by the Trust pursuant to the trust agreement dated July 7, 1999 between WorldSpace, Inc., a Maryland corporation ("WSI"), as grantor and beneficiary of the Trust, and Mr. Samara as trustee. Mr. Samara is also the Chairman and President of WSI.

     Mr. Samara's principal occupation is as the Chairman and Chief Executive Officer of WorldSpace International Network Inc., a British Virgin Islands corporation ("WIN") with a business address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. WIN is engaged in building a new satellite broadcasting system designed to broadcast digital audio and multimedia services throughout Africa, the Middle East, the Mediterranean, Asia, South and Latin America and the Caribbean. WIN, as a lender to WSI, may claim a right to certain of the proceeds from any sale of any shares of the Acquired AMSC Stock by the Trust.

     Mr. Samara's business address is c/o WorldSpace Corporation, 2400 N Street, N.W., Washington, D.C. 20037 (Attn: Donald J. Frickel). Mr. Samara is a U.S. citizen. During the last five years, Mr. Samara has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3  Source and Amount of Consideration

     The consideration for the Acquired AMSC Stock consists of all of XM Ventures' rights, title and interest in and to the following interests in XM Satellite Radio Holdings Inc. ("XM Holdings"): (i) 25 shares of XM Holdings common stock; (ii) a Convertible Note issued by XM Holdings dated April 1, 1998 in the principal amount of $54,536,112 convertible into 62.3270 shares of XM Holdings common stock, and any interest accrued or capitalized with respect thereto; (iii) $6,888,888 principal amount of that certain Bridge, Additional Amounts and Working Capital Loans issued by WSI to XM Holdings pursuant to a Credit Facility dated May 16, 1997 among XM Holdings, XM Satellite Radio Inc. ("XM Radio", a subsidiary of XM Holdings), the Issuer and WSI, and any interest accrued or capitalized with respect to such Loans; (iv) options to purchase, respectively, 97.2222 shares, 128.8876 shares and 3.5111 shares of XM Holdings common stock; and (v) a security interest in 80.9389 shares of the common

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stock of XM Radio pledged under a Security Agreement dated as of May 16, 1997 between XM Holdings and WSI.

     The above described interests in XM Holdings were transferred by XM Ventures to the Issuer in exchange for the Acquired AMSC Stock in accordance with the terms of an Exchange Agreement dated as of June 7, 1999, among the Issuer, WSI, XM Holdings and the Trust (the "Exchange Agreement").

     In connection with the Exchange Agreement, XM Radio agreed, pursuant to a separate Operational Assistance Agreement executed on the same date and amended on July 6, 1999, to grant WSI (i) certain channel capacity on XM Radio's satellite on terms no less favorable than those of other similar commercial programmers who provide programming similar to such programming provided by WSI, and in particular on terms comparable to those offered certain specified entities, and (ii) certain exclusive marketing rights in South and Central America on commercially reasonable terms and conditions to be mutually agreed, which shall include the sharing on a 50-50 basis (or such other basis as the parties may mutually agree in light of the overall business circumstances at the time of execution of a definitive agreement) profits from revenues generated in the territory directly or indirectly from radio purchasers/subscribers/listeners during the term of the agreement.

ITEM 4  Purpose of Transaction

     Pursuant to the Exchange Agreement, following the redemption by XM Holdings of $75 million of its indebtedness to WSI,

     (i) WSI transferred its remaining interest in XM Holdings (as described in the first paragraph of Item 3 above) to XM Ventures and

     (ii) XM Ventures transferred such interest to the Issuer in consideration for the issuance of the Acquired AMSC Stock.

     Following consummation of the transaction, WSI is no longer a potentially controlling stockholder of XM Holdings, a result which the parties to the Exchange Agreement believed to be required if XM Holdings was to raise necessary capital from other sources.

     The Exchange Agreement provides for certain restrictions on voting and transfer rights in respect of the Acquired AMSC Stock.

     Until the first date on which the Trust, together with all Significant Stockholders (WSI stockholders or option holders as of June 7, 1999 who beneficially own, directly or indirectly, more than 1% of the outstanding shares of the Issuer), own beneficially less than 15% of the then outstanding shares of the Issuer's Common Stock (the "Mirror Voting Period"), the Trust and the Significant Stockholders must vote the shares of the Issuer's Common Stock held by them in proportion to the votes of all other stockholders of the Issuer voting on the same matter. Following expiration of the Mirror Voting

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Period, the Trust and such other persons may vote the shares of the Issuer's
Common Stock held by them as each determines in its own discretion.

     The Trust may only sell or distribute up to 1.7 million shares of the Acquired AMSC Stock immediately following the closing of the Exchange Agreement (July 7, 1999). Thereafter, on or after the last day of each consecutive 3-month period following such closing, the Trust may sell or distribute up to an additional 20% of the Acquired AMSC Stock. In addition, shares of the Issuer's Common Stock may not knowingly be transferred in a directed sale by the Trust or by a Significant Stockholder to certain persons, as described in the Exchange Agreement, without the prior written consent of the Issuer, which consent may not be unreasonably withheld. Such persons include WSI and its affiliates; any alien or its representatives; or any corporation, partnership, or other legal entity of which more than one-fourth of the capital stock or other ownership interests is owned of record or voted by aliens or a foreign government (or their representatives). The Trust and the Significant Stockholders are also restricted from transferring, without the prior written consent of the Issuer, which consent may not be unreasonably withheld, in any single transaction or a related series of transactions, to any individual, entity, or group of individuals or entities, such number of shares of the Issuer's Common Stock held by them constituting 5% or more of the then outstanding shares of the Issuer's Common Stock.

     Pursuant to the Exchange Agreement, XM Ventures has also received certain shelf registration rights, as well as certain piggyback and demand registration rights the exercise of which are subject to restrictions, including the priority of the registration rights of certain of the Issuer's other stockholders.

     The Trust anticipates that, subject to (among other considerations) market conditions, timing of registration of the Acquired AMSC Stock and its rights under the Exchange Agreement, it will liquidate certain of the Acquired AMSC Stock, in connection principally with the repayment of indebtedness of WSI. Except as set forth in this Item 4, the Trust does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Trust may determine to change its investment intent with respect to the Issuer at any time in the future. The Trust, at such time as it is permitted to do so under the terms of the Exchange Agreement (see Item 4 above), intends to vote its shares as it deems appropriate from time to time, and reserves the right to seek to elect a representative on the Board of Directors of the Issuer. In determining from time to time whether to sell or distribute its shares of the Issuer's Common Stock (and in what amounts) or to retain such shares, the Trust will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, other opportunities available to the Trust and the need from time to time for liquidity. The Trust reserves the right to acquire additional securities of the Issuer and/or XM Holdings in the open market, in privately negotiated transactions (which may be with the Issuer and/or XM Holdings or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

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ITEM 5  Interest in Securities of the Issuer

     On July 7, 1999, pursuant to the closing of the Exchange Agreement, the Trust acquired 6,479,443 shares of the Issuer's Common Stock, or approximately 19.9% of the Issuer's Common Stock outstanding as of such date. The Trust on such date also acquired the right to receive 2,134,801 shares subject only to the approval of the Issuer's stockholders pursuant to the requirements of Nasdaq National Market System Rule 4460(i). Upon receipt of such stockholder approval, the obligation of the Issuer to deliver to the Trust such shares on a timely basis is absolute and unconditional, and is not subject to any counterclaims, right of setoff, deduction, diminution, recoupment or defense of any kind.

     The Issuer has covenanted to the Trust to obtain the requisite stockholder approval at a special meeting of its stockholders within 60 days of the closing date of the Exchange Agreement (July 7, 1999) if there is no SEC review of the proxy statement for the meeting or 120 days (subject to a possible 30-day grace period) if the SEC undertakes a review. In addition, the holders of over 50% of the shares of the Issuer's Common Stock entitled to vote on the matter have agreed with the Trust to vote in favor of such issuance. The affirmative vote of such percentage of the Issuer's Common Stock is sufficient to approve the issuance of the additional shares to the Trust. The Issuer has agreed to use its commercially reasonable efforts at its own expense to cause the stockholders who executed the stockholders' agreement to comply with their obligations thereunder and to cooperate at its own expense with WSI in any action to enforce such obligations.

     Under the terms of the Exchange Agreement, any failure of the Issuer to obtain stockholder approval would have no effect on the survival of the Issuer's representations and warranties or covenants (including its covenants to obtain the requisite stockholder approval or its covenants to deliver such shares upon receipt of such approval), nor would failure to obtain stockholder approval render any representation or warranty void or voidable or otherwise excuse the performance by the Issuer of any of its covenants under the Exchange Agreement. If the Issuer breaches any of its representations, warranties or covenants relating to its stockholder approval, WSI would have a cause of action against the Issuer for damages. The Issuer has agreed to indemnify WSI against all reasonable costs and expenses (including legal fees) incurred by WSI in prosecuting such action.

     The trustee of the Trust has sole power to vote and to dispose of the shares of the Issuer's Common Stock held by the Trust.

     Except as set forth in this Item 5, there have been no transactions in the Common Stock of the Issuer by the Trust or by Mr. Samara, the trustee of the Trust, during the 60 days preceding the filing of this Statement.

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ITEM 6  Contracts, Arrangements, Understanding or Relationships with respect to
Securities of the Issuer

     For a brief description of the voting and transfer restrictions, and registration rights relating to the Acquired AMSC Stock, see "Item 4 - Purpose of the Transaction". Further details of these restrictions and rights are contained in the Exchange Agreement filed herewith.

     All statements made in the body of this Statement concerning the terms of the Exchange Agreement are qualified in their entirety by the actual text of such Agreement as filed herewith.

ITEM 7  Material to be filed as Exhibits

     Exchange Agreement dated as of June 7, 1999 among the Issuer, WSI, XM Holdings and the Trust.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 16, 1999



                                    By:  /s/ Noah A. Samara
                                         -------------------------

                                         Noah A. Samara as trustee of XM
                                         Ventures, a Maryland trust

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